June 27, 2008
VIA FACSIMILE AND COURIER
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention:	Susann Reilly, Attorney Mail Stop 3561
Dear Sirs/Mesdames:
Re:	Letter dated June 17, 2008 from the Securities and Exchange Commission relating to Mercer International Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007

In connection with the above-referenced letter and the Company’s responses thereto set forth in a letter dated June 27, 2008 from the Company’s counsel, Sangra Moller LLP, enclosed herewith, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Very truly yours,
MERCER INTERNATIONAL INC.

By:	/s/ David Ure
Authorized Signatory

MERCER INTERNATIONAL INC
SUITE 2840, PO Box 11576 – 650 WEST GEORGIA STREET, VANCOUVER, BC V6B 4N8    T: (604) 684-1099    F: (604) 684-1094
14009 INTERURBAN AVENUE SOUTH,    SUITE 282    SEATTLE, WASHINGTON    98168    T: (206) 674 4639    F: (206) 674 4629